FIRST AMENDMENT TO THE
MEMBER CONTROL AGREEMENT OF
HERON LAKE BIOENERGY, LLC
(AS PREVIOUSLY AMENDED AUGUST 30, 2011)

This FIRST AMENDMENT TO THE MEMBER CONTROL AGREEMENT OF HERON LAKE BIOENERGY, LLC (the Member Control Agreement of Heron Lake BioEnergy, LLC, as amended August 30, 2011, the "Member Control Agreement"), is adopted and approved effective as of the 19th day of March, 2014, by the affirmative vote of a Majority in Interest of the Members of Heron Lake BioEnergy, LLC (the Company) pursuant to Section 322B.37 of the Minnesota Statutes and pursuant to Section 9.1 of the Member Control Agreement of the Company at a meeting of the Members held on March 19, 2014.

The Member Control Agreement is amended as follows:

Amendment to Section 5.1(c)
Section 5.1(c) is amended by moving the provisions of current romanette (xi) to new romanette (xii), by moving the provisions of current romanette (x) to new romanette (xi), and by adding the provisions of new romanette (x) as provided below. Following such amendment, Section 5.1(c)(x)-(xii) shall read as follows:

(x) Any of the actions set forth in Section 5.1(d)(i)-(iv);

(xi) Any tax elections under Section 8.3(a) of this Agreement; or

(xii) Any amendment to the Articles or this Agreement.

Amendment to Section 5.3
Section 5.3 is amended by adding the provisions of new subsection (m) as follows:

(m) Alternate Governors. A Member that holds the right to appoint one or more Governors pursuant to Section 5.3(a)(iv) shall be entitled to appoint one alternate Governor for each Governor such Member is entitled to appoint, to serve as follows. If an appointed Governor is not available for, or during any part of, a meeting of the Board or to take action in writing in lieu of such a meeting, an alternate Governor appointed by the Member that holds the right to appoint the absentee Governor is entitled to act as a Governor at such meeting, or during such part, or to take such action in writing.

The Governors elected by the Members pursuant to Section 5.3(a)(iii) may together (by majority vote of such elected Governors) designate one alternate Governor to serve as follows. If any elected Governor is not available for, or during any part of, a meeting of the Board or to take action in writing in lieu of such a meeting, the alternate Governor designated by the elected Governors is entitled to act as a Governor at such meeting, or during such part, or to take such action in writing (but only on behalf of one elected Governor, if more than one is unavailable).

All alternate Governors shall receive notice of all Board meetings and all information provided to the Board, unless the Company’s legal counsel concludes that providing or sharing particular information with an alternate Governor would jeopardize the Company’s attorney-client privilege. All alternate Governors shall be entitled to attend all meetings of the Board.

Amendment to Section 6.2(a)
Section 6.2(a) is amended by deleting the last sentence thereof, which provides as follows: “The Board shall have authority to increase the minimum ownership requirements and to place other membership restrictions on the holders of Class B Units.”